767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 29, 2021

VIA EDGAR TRANSMISSION

Jennifer López

Staff Attorney

Office of Trade and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	First Watch Restaurant Group, Inc.

Draft Registration Statement on Form S-1

Submitted June 21, 2021

CIK No. 0001789940

Dear Ms. López:

On behalf of our client, First Watch Restaurant Group, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 19, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001789940) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Draft Registration Statement on Form S-1 filed June 21, 2021

Prospectus Summary, page 1

1.

We note your statements that the company is a “high-growth” restaurant and a “leader in daytime dining.” Please disclose the metrics by which these statements are measured, as well as the source of such information (or, if these statements represent management’s belief, please state that that is the case). Similarly, please disclose the metric by which Nation’s Restaurant News declared you to be “the fastest-growing full-service restaurant concept in the United States.” In addition, please clarify what you mean when you refer to the company’s “unique positioning.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 5, 68, 88 and 92 accordingly.

Jennifer López Securities and Exchange Commission July 29, 2021

2.

Please balance the disclosure in the Prospectus Summary by discussing the costs, expenses and losses incurred or experienced as a result of COVID-19. Please also, to the extent practicable and material, quantify the various impacts of COVID discussed in the risk factor on page 25.

The Company respectfully acknowledges the Staff’s comment and has added relevant disclosure on pages 5, 26 and 91 accordingly.

Summary Historical Consolidated Financial and Other Data, page 18

3.

Please explain to us why you believe the adjustment for store pre-opening costs and related costs used in calculating Adjusted EBITDA, Adjusted EBITDA Margin, SLEBITDA, and SLEBITDA Margin is appropriate in light of your growth strategy. Please refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and has reviewed Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“Non-GAAP CD&Is”). Pre-opening costs are primarily comprised of (a) rent incurred in advance of operation from occupancy date to opening date and (b) the labor and travel of employees who engage in crew training and restaurant preparation in advance of opening. Pre-opening costs in any given period vary in amount and frequency as a result of the timing, location and number of new restaurant openings. The Company reviews the performance of its restaurants without such costs, and these costs and their variation have no relationship to the ongoing operations of the Company’s existing restaurants. The amount of pre-opening costs has varied significantly from period-to-period and depends, in part, on whether new restaurants are opened in new or existing geographies. The Company’s growth strategy includes pursuing new company-owned restaurant development and the Company has expanded its restaurant base from 186 company-owned restaurants at the beginning of fiscal 2016 to 321 company-owned restaurants as of the end of fiscal year 2020. The Company opened 27, 38 and 23 company-owned restaurants in fiscal year 2018 fiscal year 2019 and fiscal year 2020, respectively. Given the Company’s expansion plans, the Company believes pre-opening costs will continue to vary from period-to-period and such variation will continue to impact the ability of investors to evaluate the core performance of its existing operating restaurants. As a result, the Company supplements its GAAP financial measures with non-GAAP

Jennifer López Securities and Exchange Commission July 29, 2021

performance measures, such as Adjusted EBITDA and restaurant level operating profit, which exclude pre-opening costs. The Company also believes that these non-GAAP financial measures provide useful information to investors regarding certain financial and business trends reflecting the Company’s performance as it relates to the Company’s existing restaurants. Specifically, the Company believes excluding pre-opening costs enables an investor to evaluate the core performance of the Company’s existing restaurants without the impact of the additional varying costs associated with the Company’s expansion strategy. The Company also believes that these non-GAAP financial measures provide an additional tool for investors to use in comparing the Company’s financial performance with its peer companies, particularly within the restaurant industry, which may present similar non-GAAP financial measures. Some of the Company’s peer companies adjust their non-GAAP performance measures to exclude pre-opening expenses and the Company believes that it is important to provide similar metrics to investors so that they can compare its performance to such peer companies. In addition, some more mature peer companies may not be growing as quickly as the Company and, as a result, such peer companies may not have significant pre-opening costs. The Company believes that excluding pre-opening costs will enhance the comparability of its results with the results of such companies. The Company also notes that it adjusts for pre-opening costs when calculating Adjusted EBITDA under its credit agreements.

The Company has disclosed that investors should be aware when evaluating Adjusted EBITDA and restaurant level operating profit that it may in the future incur expenses similar to those excluded when calculating these measures. The Company has added additional disclosure that such non-GAAP measures may not provide a complete understanding of the results of operations of the Company as a whole and should be reviewed in conjunction with its GAAP financial results.

As it relates to the guidance in Question 100.01 of the Non-GAAP CD&Is, the Company respectfully advises the Staff that it does not believe excluding these items when presenting Adjusted EBITDA and restaurant level operating profit results in a misleading measure of its operating performance. The Company’s GAAP financial measures, which include pre-opening costs, which are presented more prominently throughout the Registration Statement, can be used to evaluate the Company’s overall financial performance.

4.

With regard to your presentation of margins for the non-GAAP measures Adjusted EBITDA and SLEBITDA, please revise to also disclose margins for the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and non-GAAP C&DI 102.10.

The Company respectfully acknowledges the Staff’s comment and has added relevant disclosure on pages 22 and 24 accordingly.

Jennifer López Securities and Exchange Commission July 29, 2021

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware...., page 54

5.

It is unclear what your statement that your exclusive forum provision “will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder” is intended to mean. Please revise to clarify if this provision does not apply to actions arising under the Exchange Act and ensure that the exclusive forum provision in the governing documents states this clearly.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 55, 56 and 129 accordingly.

Key Performance Indicators, page 68

6.

For your key performance indicators, please revise to disclose, to the extent they are currently missing, how they are calculated; why they are useful to investors; how the management uses them to manage or monitor the business; and estimates or assumptions underlying the indicators, if any, in accordance with the guidance set forth in SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 71 and 72 accordingly.

7.

We note your disclosure of SLEBITDA and its margin. Given the large degree of support activity for your stores at the corporate level and that profits at the restaurant level would not exist without the corporate costs, please revise to disclose that the measure is not indicative of overall results for the company and that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. In order to avoid the impression that this is a company-wide measure of profit, please retitle it to indicate that it is a store- or restaurant-level measure and to exclude use of the term EBITDA (as it also excludes other operating expenses).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 72 accordingly. In addition, the Company has retitled SLEBITDA to restaurant level operating profit.

Jennifer López Securities and Exchange Commission July 29, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 72

8.

Please revise to quantify factors to which changes are attributed. For example, we note your disclosure that the decrease in restaurant sales during fiscal 2020 as compared to fiscal 2019 was primarily due to significantly lower restaurant traffic as a result of the COVID-19 pandemic and the temporary closure of our dining rooms, partially offset by sales recognized in 23 new company-owned restaurants and menu price increases.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76, 77, 78 and 79 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 77

9.

Here and elsewhere as appropriate, please discuss whether you expect the various trends that emerged during COVID-19, such as the increase in revenue from mobile ordering and the increase in costs from third-party delivery fees, to continue in the future.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 accordingly.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

10.

You define cost of sales on page F-14 as primarily being comprised of food and beverage costs. Please consider retitling this caption on your statement of operations accordingly given that labor, paper, and other costs directly associated with restaurant sales are presented in other captions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement accordingly.

Jennifer López Securities and Exchange Commission July 29, 2021

General

11.

We note that the prospectus appears to include market and industry data. For example, we note your disclosure that “[y]our deeply experienced restaurant development team in partnership with a third-party real estate analytics firm conducted an in-depth study that concludes [you] have the potential for 1,787 to 2,232 restaurants across the United States.” If any of the data relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the third-party market and industry data disclosed in the prospectus is derived from a source that was commissioned by the Company, with the exclusion of the Company’s engagement of eSite Analytics, Inc. (“ESITE”), pursuant to which ESITE provided data regarding the potential for more than 2,200 locations in the United States. Pursuant to the Master Professional Services Agreement between the Company and ESITE, the Company owns all work, findings, analyses, conclusions, opinions and recommendations (the “Work Product”) produced by ESITE under the agreement, and therefore the Company does not require a consent from ESITE to include its Work Product in the Registration Statement.

Accordingly, there are no consents of such third parties required to be filed as exhibits pursuant to Rule 436 of the Securities Act.

Prospectus Cover Page

12.

Please disclose on the prospectus cover page (as you do on page 55) the ownership percentage of common stock that funds managed by Advent International Corporation will own after the offering, and that Advent will therefore be able to control corporate decisions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Christopher A. Tomasso

Chief Executive Officer

First Watch Restaurant Group, Inc.